Exhibit 99.2

AMENDMENT NO. 2
TO
ARRANGEMENT AGREEMENT
AND
AMENDMENT TO PLAN OF ARRANGEMENT

This AMENDMENT NO. 2 TO ARRANGEMENT AGREEMENT and AMENDMENT TO PLAN OF ARRANGEMENT is made as of July 4, 2007 (“Amending Agreement”) by and between Lorus Therapeutics Inc. (“Old Lorus”), NuChem Pharmaceuticals Inc. (“NuChem”), GeneSense Technologies Inc. (“GeneSense”), 6650309 Canada Inc. (“New Lorus”), Pinnacle International Lands, Inc. (“Pinnacle”), and 6707157 Canada Inc. (“Investor”).

RECITALS:

WHEREAS, Old Lorus, NuChem, GeneSense, New Lorus, Pinnacle and Investor are parties to an Arrangement Agreement (the “Arrangement Agreement”), dated May 1, 2007 to which is appended the Plan of Arrangement;

AND WHEREAS the Arrangement Agreement was amended pursuant to an Amendment No. 1 to the Arrangement Agreement dated as of May 14, 2007;

AND WHEREAS, the parties hereto have agreed to amend the Arrangement Agreement, as set forth in this Amending Agreement;

AND WHEREAS the parties have agreed to amend the Plan of Arrangement, as set forth in the Amending Agreement;

NOW, THEREFORE, in consideration of the premises and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

1.1           Definitions.  Terms for which meanings are provided in the Arrangement Agreement are, unless otherwise defined herein or the context otherwise requires, used in this Amending Agreement with such meanings.

ARTICLE 2
AMENDMENTS TO THE ARRANGEMENT AGREEMENT

Effective on the date hereof, the Arrangement Agreement is hereby amended as follows:

2.1           Schedule “A” to the Arrangement Agreement (the Plan of Arrangement) is hereby deleted in its entirety and Schedule “A” attached to this Amending Agreement is inserted in lieu thereof.

2.2           Each of Old Lorus, GeneSense, NuChem, New Lorus, Investor and Pinnacle agree that the amendment to the Plan of Arrangement is intended to correct a typographical error in Section 3.01(19) of the Plan of Arrangement in order to change the cross reference in such Section from 3.01(24) to 3.01(23).

2.3           Each of Old Lorus, GeneSense, NuChem, New Lorus, Investor and Pinnacle hereby approve the filing of this Amending Agreement with the Court and the making of an application to the Court that this amendment be approved and that this amendment need not be communicated to Old Lorus Securityholders.

ARTICLE 3
MISCELLANEOUS

3.1           No Other Amendments.  Except as specifically amended in this Amending Agreement, the Arrangement Agreement, the Plan of Arrangement and all other related documents shall remain in full force and effect and are hereby ratified and confirmed in all respects.

3.2           Headings.  The headings of the various sections of this Amending Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Amending Agreement.

3.3           Successors and Assigns.  This Agreement will be binding upon and will enure to the benefit of the parties hereto and their respective successors and permitted assigns.

3.4           Further Assurances. Each Party hereto will, from time to time, and at all times hereafter, at the request of the other Parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as will be reasonably required in order to fully perform and carry out the terms and intent hereof.

3.5           Counterparts.  This Agreement may be executed in any number of counterparts and each such counterpart will be deemed to be an original instrument but all such counterparts together will constitute one agreement.

3.6           Governing Law. This Agreement will be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.  Each Party hereto hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

IN WITNESS WHEREOF, Pinnacle, Investor, Old Lorus, GeneSense, NuChem and New Lorus have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PINNACLE INTERNATIONAL LANDS, INC.		LORUS THERAPEUTICS INC.
Per:	“Michael De Cotiis”	Per:	“Aiping Young”
Name:	Michael De Cotiis	Name:	Aiping Young
Title:	President	Title:	President and Chief Executive Officer

GENESENSE TECHNOLOGIES INC.		NUCHEM PHARMACEUTICALS INC.
Per:	“Aiping Young”	Per:	“Aiping Young”
Name:	Aiping Young	Name:	Aiping Young
Title:	Director	Title:	Director

6650309 CANADA INC.		6707157 CANADA INC.
Per:	“Aiping Young”	Per:	“Michael De Cotiis”
Name:	Aiping Young	Name:	Michael De Cotiis
Title:	President and Chief Executive Officer	Title:	President

SCHEDULE A
PLAN OF ARRANGEMENT

Final version

PLAN OF ARRANGEMENT

made pursuant to

Section 192 of the Canada Business Corporations Act

ARTICLE 1
DEFINITIONS

1.01	Definitions

In this Plan, unless the context otherwise requires:

(1)           “Act” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as from time to time amended or re-enacted, including all regulations promulgated thereunder;

(2)           “Antisense Patent Assets” means those assets set out in the Antisense Patent Assets Transfer Agreement;

(3)           “Antisense Patent Assets Transfer Agreement” means the asset purchase agreement to be entered into between GeneSense and New Lorus pursuant to which GeneSense will transfer the Antisense Patent Assets to New Lorus and substantially in the form attached as Schedule C to the Arrangement Agreement;

(4)           “Appropriate Number” means that number of Old Lorus Voting Shares which, if combined with the aggregate number of Old Lorus Voting Shares purchased pursuant to Section 3.01(24), would result in Investor holding a total number of Old Lorus Voting Shares representing approximately 41% of the issued and outstanding Old Lorus Voting Shares at the conclusion of the Arrangement;

(5)           “Arrangement” means the business reorganization pursuant to which, among other things, Investor will acquire approximately 41% of the issued and outstanding voting shares and all of the issued and outstanding non-voting shares of Old Lorus as contemplated by this Plan pursuant to section 192 of the Act;

(6)           “Arrangement Agreement” means the arrangement agreement between Old Lorus, NuChem, GeneSense, New Lorus, Pinnacle and Investor dated as of May 1, 2007 which sets out the terms and conditions pursuant to which the parties thereto will effect the Arrangement;

(7)           “Articles of Arrangement” means the articles of arrangement of Old Lorus in respect of the Arrangement required under subsection 193(6) of the Act to be filed with the Director after the Final Order has been made in order to give effect to the Arrangement;

(8)           “Business Day” means a day, other than a Saturday, Sunday or other day, when banks in Toronto, Ontario or Vancouver, British Columbia are not generally open for business;

(9)           “Court” means the Ontario Superior Court of Justice;

(10)           “Debenture Assumption Agreement” means the agreement to be entered into between Old Lorus and New Lorus pursuant to which New Lorus will assume Old Lorus’ obligation to pay TEMIC the aggregate principal amount of $15,000,000 plus accrued interest owing under the Old Lorus Debentures, as contemplated by Section 3.01(3);

(11)           “Depositary” means Computershare Investor Services Inc., the appointed depositary in respect of the Arrangement at its principal transfer office in Toronto, Ontario;

(12)           “Director” means the Director appointed under the Act;

(13)           “Dissent Rights” has the meaning ascribed thereto in Section 5.01;

(14)           “Effective Date” means the effective date set out in the Articles of Arrangement which are filed with the Director;

(15)           “Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

(16)           “Escrow Agreement” has the meaning ascribed thereto in the Arrangement Agreement;

(17)           “Final Order” means the final order of the Court issued in connection with the approval of the Arrangement, providing, among other matters, for the Arrangement to be sanctioned and to take effect, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(18)           “GeneSense” means GeneSense Technologies Inc., a corporation existing under the laws of Canada;

(19)           “GeneSense Share Purchase Agreement” means the share purchase agreement to be entered into between Old Lorus and New Lorus pursuant to which Old Lorus will transfer all of the GeneSense Shares to New Lorus and substantially in the form attached as Schedule G to the Arrangement Agreement;

(20)           “GeneSense Shares” means common shares in the capital of GeneSense;

(21)           “Information Circular” means the management proxy circular relating to the Old Lorus Securityholders’ Meeting and forwarded to Old Lorus Securityholders in connection with, among other things, the transactions contemplated in this Plan;

(22)           “Interim Order” means an interim order of the Court concerning the Arrangement under subsection 192(4) of the Act, containing declarations and directions with respect to the Arrangement and the holding of the Old Lorus Securityholders’ Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(23)           “Investor” means 6707157 Canada Inc., a corporation existing under the laws of Canada;

(24)           “Letter of Transmittal” means the letter of transmittal enclosed with the Information Circular pursuant to which an Old Lorus Securityholder is required to surrender certificates representing Old Lorus Securities in order to receive, upon completion of the Arrangement, New Lorus Securities issued pursuant to the Arrangement and, as applicable, Old Lorus Voting Shares or a cash payment in lieu thereof;

(25)           “Lock-Up Holders” has the meaning ascribed thereto in Section 3.01(24);

(26)           “New Lorus” means 6650309 Canada Inc., a corporation existing under the laws of Canada;

(27)           “New Lorus Note 1” has the meaning ascribed thereto in Section 3.01(10);

(28)           “New Lorus Note 2” has the meaning ascribed thereto in Section 3.01(14);

(29)           “New Lorus Note 3” has the meaning ascribed thereto in Section 3.01(15);

(30)           “New Lorus Replacement Note” has the meaning ascribed thereto in Section 3.01(18);

(31)           “New Lorus Options” has the meaning ascribed thereto in Section 3.01(1);

(32)           “New Lorus Securities” has the meaning ascribed thereto in Section 3.01(1);

(33)           “New Lorus Shares” has the meaning ascribed thereto in Section 3.01(1);

(34)           “New Lorus Warrants” has the meaning ascribed thereto in Section 3.01(1);

(35)           “NuChem” means NuChem Pharmaceuticals Inc., a corporation existing under the laws of Ontario;

(36)           “NuChem Share Purchase Agreement” means the share purchase agreement to be entered into between Old Lorus and New Lorus pursuant to which Old Lorus will transfer all of the NuChem Shares held by it to New Lorus and substantially in the form attached as Schedule H to the Arrangement Agreement;

(37)           “NuChem Shares” means common shares in the capital of NuChem;

(38)           “Old Lorus” means Lorus Therapeutics Inc., a corporation existing under the laws of Canada;

(39)           “Old Lorus Debentures” means the prime plus 1% secured convertible debentures of Old Lorus due on October 6, 2009 in the aggregate principal amount of $15,000,000, issued to TEMIC in equal amounts of $5,000,000 each on each of October 6, 2004, January 15, 2005 and April 15, 2005;

(40)           “Old Lorus Non-Voting Shares” means the non-voting common shares of Old Lorus issued and outstanding following the reorganization of Old Lorus’ share capital pursuant to the Arrangement;

(41)           “Old Lorus Note” has the meaning ascribed thereto in Section 3.01(3);

(42)           “Old Lorus Options” means the issued and outstanding stock options issued to directors, senior officers, employees and consultants of Old Lorus, governed by the terms of the Old Lorus Stock Option Plans and permitting the holders thereof to purchase an aggregate of up to 25,921,000 Old Lorus Shares, as such number may be amended from time to time;

(43)           “Old Lorus Securities” means, collectively, the Old Lorus Debentures, the Old Lorus Options, the Old Lorus Shares and the Old Lorus Warrants;

(44)           “Old Lorus Securityholders” means, collectively, the holders of Old Lorus Shares, Old Lorus Options, Old Lorus Warrants and Old Lorus Debentures;

(45)           “Old Lorus Securityholders’ Meeting” means the special meeting of Old Lorus Securityholders, and any adjournments thereof, called to consider and authorize, approve and adopt, among other things, the Arrangement in accordance with the Interim Order;

(46)           “Old Lorus Shareholders” means the holders of Old Lorus Shares;

(47)           “Old Lorus Share Purchase Plan” means the Old Lorus employee share purchase plan;

(48)           “Old Lorus Shares” means the common shares of Old Lorus issued and outstanding immediately prior to the reorganization of Old Lorus’ share capital pursuant to the Arrangement;

(49)           “Old Lorus Stock Option Plans” means, collectively, Old Lorus’ 2003 Stock Option Plan and the 1993 Stock Option Plan;

(50)           “Old Lorus Voting Shares” means the voting common shares of Old Lorus issued and outstanding following the reorganization of Old Lorus’ share capital pursuant to the Arrangement;

(51)           “Old Lorus Warrants” means the 3,000,000 issued and outstanding common share purchase warrants of Old Lorus issued to TEMIC, each of which entitles TEMIC to acquire, subject to adjustment, one Old Lorus Share at a price per share of $1.00;

(52)           “Pinnacle” means Pinnacle International Lands, Inc., a corporation existing under the laws of British Columbia;

(53)           “Pinnacle Share Purchase Agreement” means the share purchase agreement to be entered into between Investor and New Lorus pursuant to which Investor will purchase from New Lorus the Appropriate Number of Old Lorus Voting Shares and all of the Old Lorus Non-Voting Shares and substantially in the form attached as Schedule I to the Arrangement Agreement;

(54)           “Plan” means this plan of arrangement as amended or supplemented from time to time, and “hereby”, “hereof’, “herein”, “hereunder”, “herewith” and similar terms refer to this Plan and not to any particular provision of this Plan;

(55)           “Prepaid Expenses and Receivables” means those assets set out in the Prepaid Expenses and Receivables Transfer Agreement;

(56)           “Prepaid Expenses and Receivables Transfer Agreement” means the asset purchase agreement to be entered into between Old Lorus and GeneSense pursuant to which Old Lorus will transfer the Prepaid Expenses and Receivables to GeneSense and substantially in the form attached as Schedule F to the Arrangement Agreement;

(57)           “resident in the United States” shall be determined as provided in Rule 12g-4(a)(2) under the United States Securities Exchange Act of 1934, as amended;

(58)           “Tangible Business Assets” means Old Lorus’ depreciable property set out in the Tangible Business Assets Transfer Agreement;

(59)           “Tangible Business Assets Transfer Agreement” means the asset purchase agreement to be entered into between Old Lorus and GeneSense pursuant to which Old Lorus will transfer the Tangible Business Assets to GeneSense and substantially in the form attached as Schedule E to the Arrangement Agreement;

(60)           “TEMIC” means The Erin Mills Investment Corporation;

(61)           “Transfer Agent and Registrar” means Computershare Investor Services Inc.;

(62)           “United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(63)           “Virulizin and Small Molecule Patent Assets” means those assets set out in the Virulizin and Small Molecule Patent Assets Transfer Agreement;

(64)           “Virulizin and Small Molecule Patent Assets Transfer Agreement” means the asset purchase agreement to be entered into by Old Lorus and GeneSense pursuant to which Old Lorus will transfer the Virulizin and Small Molecule Patent Assets to GeneSense and substantially in the form attached as Schedule D to the Arrangement Agreement; and

(65)           “Warrant Purchase Agreement” means the warrant purchase agreement between New Lorus and TEMIC pursuant to which New Lorus has agreed to purchase the New Lorus Warrants from TEMIC dated May 1, 2007.

1.02	Headings

The headings contained in this Plan are for reference purposes only and will not affect in any way the meaning or interpretation of this Plan.

1.03	Interpretation

Unless the contrary intention appears, references in this Plan to an article, section, paragraph, subparagraph or schedule by number or letter or both refer to the article, section, paragraph, subparagraph or schedule bearing that designation in this Plan.

1.04	Extended Meanings

In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender will include all genders; “person” includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association; and the term “including” means “including without limiting the generality of the foregoing”.

1.05	Date for any Action

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action will be required to be taken on the next succeeding day which is a Business Day in such place.

1.06	Statutory References

References in this Plan to any statute or sections thereof will include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.07	Deemed Currency

Unless otherwise stated, all references in this Plan to sums of money are expressed in lawful money of Canada.

ARTICLE 2
PURPOSE AND EFFECT OF THE PLAN

2.01	Purpose and Effect of the Plan

The purpose of this Plan is to carry out a reorganization of the business, assets, liabilities and share capital of Old Lorus, GeneSense, NuChem and New Lorus as described in Section 3.01.

ARTICLE 3
ARRANGEMENT

3.01	Arrangement

At the Effective Time, each of the events set out below will occur and be deemed to occur in the sequence set out without further act or formality:

(1)           The Old Lorus Shareholders, holders of Old Lorus Options and holders of Old Lorus Warrants will transfer their Old Lorus Shares, Old Lorus Options and Old Lorus Warrants, as applicable, to New Lorus in exchange for the issuance by New Lorus of shares (the “New Lorus Shares”), options (the “New Lorus Options”) and warrants (the “New Lorus Warrants” and, together with the New Lorus Shares and the New Lorus Options, the “New Lorus Securities”), respectively, having the same value, terms and conditions as the Old Lorus Shares, Old Lorus Options and Old Lorus Warrants;

(2)           New Lorus will repurchase the New Lorus Warrants from TEMIC pursuant to the Warrant Purchase Agreement;

(3)           Pursuant to the Debenture Assumption Agreement, New Lorus will assume Old Lorus’ obligation to pay TEMIC the $15,000,000 aggregate principal amount of the Old Lorus Debentures plus accrued and unpaid interest thereon in consideration for Old Lorus issuing a non-interest bearing promissory note to New Lorus for an amount equal to the amount owing under the Old Lorus Debentures (the “Old Lorus Note”).  The right of TEMIC under the Old Lorus Debentures to convert such debentures into Old Lorus Shares will be exchanged for the right to convert such debentures into an equal number of New Lorus Shares;

(4)           Old Lorus will surrender to New Lorus for cancellation the initial New Lorus Share that was issued to Old Lorus upon the incorporation of New Lorus;

(5)           The articles of Old Lorus will be amended to change its name to “4325231 Canada Inc.” or a name to be used for real estate development purposes;

(6)           The articles of New Lorus will be amended to change its name to “Lorus Therapeutics Inc.”;

(7)           The articles of Old Lorus will be amended to conform with the form of the amended articles agreed upon in writing by the parties to the Arrangement Agreement on or prior to the date of the Interim Order, such amendments to effect, among other things, a reorganization of the share capital of Old Lorus to create an unlimited number of Old Lorus Voting Shares and an unlimited number of Old Lorus Non-Voting Shares.  The Old Lorus Voting Shares and the Old Lorus Non-Voting Shares will rank equally with respect to participation in dividends and the liquidation of Old Lorus;

(8)           As part of the reorganization of the share capital of Old Lorus, the Old Lorus Shares held by New Lorus will be exchanged for 21,127,828 Old Lorus Voting Shares and 2,078,872,172 Old Lorus Non-Voting Shares, the Old Lorus Options and the Old Lorus Warrants will be cancelled and a right to acquire Old Lorus Shares under the Old Lorus Share Purchase Plan will become a right to acquire an equivalent number of New Lorus Shares under such plan;

(9)           Pursuant to the Tangible Business Assets Transfer Agreement, Old Lorus will transfer the Tangible Business Assets to GeneSense in consideration for the issuance by GeneSense of one GeneSense Share to Old Lorus;

(10)           Pursuant to the Antisense Patent Assets Transfer Agreement, GeneSense will transfer the Antisense Patent Assets to New Lorus in consideration for the issuance by New Lorus to GeneSense of a demand non-interest bearing promissory note in an amount equal to the fair market value of the Antisense Patent Assets (“New Lorus Note 1”);

(11)           Pursuant to the Virulizin and Small Molecule Patent Assets Transfer Agreement, Old Lorus will transfer the Virulizin and Small Molecule Patent Assets to GeneSense in consideration for the issuance by GeneSense of one GeneSense Share to Old Lorus;

(12)           GeneSense will repay its debt owing to Old Lorus in exchange for the issuance by GeneSense of one GeneSense Share to Old Lorus;

(13)           Pursuant to the Prepaid Expenses and Receivables Transfer Agreement, Old Lorus will transfer the Prepaid Expenses and Receivables to GeneSense in exchange for the issuance by GeneSense of one GeneSense Share to Old Lorus;

(14)           Pursuant to the GeneSense Share Purchase Agreement, Old Lorus will transfer all of the GeneSense Shares to New Lorus at a price equal to their fair market value in exchange for the assumption by New Lorus of Old Lorus’ remaining liabilities and transaction costs (other than the Old Lorus Note) and the issuance by New Lorus of a demand non-interest bearing promissory note to Old Lorus for an amount equal to the amount by which the purchase price for the GeneSense Shares exceeds the amount of Old Lorus’ liabilities assumed by New Lorus (“New Lorus Note 2”);

(15)           Pursuant to the NuChem Share Purchase Agreement, Old Lorus will transfer all of the NuChem Shares held by it to New Lorus at a price equal to their fair market value in consideration for the issuance by New Lorus to Old Lorus of a demand, non-interest bearing promissory note in an amount equal to the purchase price for the NuChem Shares (“New Lorus Note 3”);

(16)           Old Lorus will assign all of its contractual obligations to New Lorus or its assignee and New Lorus or its assignee will assume such obligations;

(17)           New Lorus will offer employment to all of the employees of Old Lorus and will assume all employment obligations related thereto;

(18)           New Lorus will repay the amount owing by New Lorus to Old Lorus under the New Lorus Note 2 and the New Lorus Note 3 by way of set off against the Old Lorus Note and the issuance to Old Lorus of a replacement non-interest bearing demand promissory note (the “New Lorus Replacement Note”) for an amount equal to the amount by which the aggregate amount owing by New Lorus under the New Lorus Note 2 and the New Lorus Note 3 exceeds the amount of the Old Lorus Note;

(19)           Old Lorus will reduce its stated capital by an amount equal to its remaining cash, cash equivalents, and short term and long term investments, less the amount required to fund the repurchase of Old Lorus Voting Shares described in Section 3.01(23), plus an amount equal to the amount of the New Lorus Replacement Note and will distribute such property to New Lorus in satisfaction of the capital reduction amount;

(20)           [intentionally deleted]

(21)           Pursuant to the Pinnacle Share Purchase Agreement, Investor will purchase the Appropriate Number of the Old Lorus Voting Shares and all of the Old Lorus Non-Voting Shares from New Lorus in consideration of a cash payment equal to $0.0040775156 per Old Lorus Voting Share and $0.0040775156 per Old Lorus Non-Voting Share, subject to payment and adjustment in accordance with the Pinnacle Share Purchase Agreement and a holdback pursuant to the Escrow Agreement;

(22)           The New Lorus Shares will be conditionally approved for listing on the Toronto Stock Exchange and the American Stock Exchange subject to the fulfillment of the conditions set out in the applicable conditional approval letter;

(23)           New Lorus will reduce its stated capital by an amount equal to the fair market value of its Old Lorus Voting Shares, determined based on the price per Old Lorus Voting Share paid by Investor in Section 3.01(21) above.  In satisfaction of the capital reduction, New Lorus will: (i) in the case of shareholders of New Lorus who are not resident in the United States, distribute Old Lorus Voting Shares on a pro rata basis, disregarding fractions (provided such distribution effects a distribution of not less than 90% of the Old Lorus Voting Shares then owned by New Lorus); and (ii) in the case of shareholders of New Lorus who are resident in the United States, sell to Old Lorus for cash consideration New Lorus’ remaining Old Lorus Voting Shares (not to exceed 10% of the Old Lorus Voting Shares then owned by New Lorus) at the price per Old Lorus Voting Share paid by Investor at the Effective Time in Section 3.01(21) and distribute the proceeds of such sale to such shareholders who are resident in the United States on a pro rata basis, disregarding fractions, as the cash equivalent to the value of the Old Lorus Voting Shares otherwise distributable to them;

(24)           Investor will purchase all of the Old Lorus Voting Shares held by High Tech Beteilingungen GmbH & Co. KG, Technifund Inc. and Herbert Abramson (collectively, the “Lock-Up Holders”) at a fair market price determined based on the price per Old Lorus Voting Share paid at the Effective Time by the Investor in Section 3.01(21);

(25)           Investor will subscribe for 294,296,851 additional Old Lorus Non-Voting Shares for a cash payment of $1,200,000; and

(26)           Pinnacle or an affiliate thereof will transfer interests in certain real estate development projects to Old Lorus in return for a cash payment and a promissory note of Old Lorus and Old Lorus will enter into certain development, management and marketing agreements with Pinnacle and/or one or more affiliates thereof.

ARTICLE 4
OUTSTANDING SECURITIES

4.01	Outstanding Certificates

From and after the Effective Date, certificates representing the Old Lorus Securities prior to the Arrangement will, thereafter represent only the right to receive the certificates representing the New Lorus Securities which such holder is entitled to receive pursuant to Section 3.01(1) and any distributions accruing to the holder of such securities, upon the holder depositing with the Depositary the certificates duly endorsed for transfer and accompanied by such other documents as such Depositary may reasonably require, subject to compliance with the requirements set forth in this Article 4.

4.02	Old Lorus Shares

(1)           As soon as practicable following the Effective Time, New Lorus shall cause to be delivered for the benefit of the Old Lorus Shareholders, certificates representing, in the aggregate, the New Lorus Shares to which such holders are entitled pursuant to Section 3.01(1).  New Lorus will, as soon as practicable following the later of the Effective Date and the date of deposit (by a former holder of Old Lorus Shares exchanged under the Arrangement) of a duly completed Letter of Transmittal and the certificates representing such Old Lorus Shares, either:

(a)
forward or cause to be forwarded by first class mail (postage prepaid) (or, in the case of postal disruption, by such other means as the Depositary may deem prudent) to such former holder at the address specified in the Letter of Transmittal; or

(b)	if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder;

certificates representing the number of New Lorus Shares issued to such holder under the Arrangement.

(2)           All distributions made with respect to any New Lorus Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued will be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof.  All monies received by the Depositary will be invested by it in trust accounts upon such terms as the Depositary may reasonably deem appropriate.  The Depositary will pay and deliver to any such registered holder, as soon as reasonably practicable after application therefore is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder is entitled, net of applicable withholding and other taxes.

(3)           Where a certificate formerly representing Old Lorus Shares is not deposited with all other documents as provided for in Section 4.02(1) on or prior to the sixth anniversary date of the Effective Time, it will cease to represent a right or claim of any kind or nature.  Thereafter, the New Lorus Shares to be exchanged with the former holder of such certificate will be deemed to be surrendered to New Lorus together with all distributions and sale proceeds thereon held for such holder.

(4)           New Lorus will be entitled to deduct and withhold from any consideration otherwise payable to any holder of Old Lorus Securities such amounts as New Lorus is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended.  To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the Old Lorus Securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

(5)           If any certificate which immediately prior to the Effective Time represented an interest in outstanding Old Lorus Shares that were exchanged pursuant to Section 3.01(1) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Transfer Agent and Registrar will issue and the Depositary will deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any distributions with respect thereto) as determined in accordance with the Arrangement.  The person who is entitled to receive such consideration will, as a condition precedent to the receipt thereof, give a bond to each of New Lorus and its Depositary, which bond is in form and substance satisfactory to each of New Lorus and the Depositary, or will otherwise indemnify New Lorus and its Depositary against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.03	Old Lorus Options and Old Lorus Warrants

Each Old Lorus Option and each Old Lorus Warrant will be cancelled without further act or formality.  Each New Lorus Option will represent a right to purchase that number of New Lorus Shares equal to the number of Old Lorus Shares underlying the Old Lorus Option.  The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of each New Lorus Option will otherwise be the same as the terms and conditions of the corresponding Old Lorus Option.  Except as specified in this Plan, any document or agreement previously evidencing such Old Lorus Option will thereafter evidence and be deemed to evidence such New Lorus Option, with any adjustments deemed to be made thereto as are necessary to ensure consistency with the provisions of this Section 4.03.

4.04	Old Lorus Share Purchase Plan

From and after the Effective Date, the entitlement of any participant to receive Old Lorus Shares prior to the Arrangement under the Old Lorus Share Purchase Plan will thereafter represent only the right to receive an equivalent number of New Lorus Shares.  Except as specified in this Plan, the terms and conditions of the Old Lorus Share Purchase Plan will otherwise be the same.  Except as specified in this Plan, any document or agreement previously evidencing a right to acquire an Old Lorus Share pursuant to the Old Lorus Share Purchase Plan will thereafter evidence and be deemed to evidence a right to require a New Lorus Share, with any adjustments deemed to be made thereto as are necessary to ensure consistency with the provisions of this Section 4.04.

4.05	Old Lorus Voting Shares

(1)           As soon as practicable following the Effective Time, New Lorus shall cause to be delivered for the benefit of the shareholders of New Lorus who are not resident in the United States, certificates representing, in the aggregate, the Old Lorus Voting Shares to which such holders are entitled pursuant to Section 3.01(23).  New Lorus will, as soon as practicable following the Effective Date, either:

(a)
forward or cause to be forwarded by first class mail (postage prepaid) (or, in the case of postal disruption, by such other means as the Depositary may deem prudent) to such holder at the address specified in the Letter of Transmittal; or

(b)	if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Old Lorus Voting Shares issued to such holder under the Arrangement.

(2)           New Lorus will be entitled to deduct and withhold from any consideration otherwise payable to any holder of New Lorus Shares such amounts as New Lorus is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended.  To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the New Lorus Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

4.06	Cash Payments Pursuant to Section 3.01(23)(ii)

(1)           As soon as practicable following the Effective Time, New Lorus shall cause to be delivered to the Transfer Agent and Registrar, for the benefit of each shareholder of New Lorus who is resident in the United States, an amount equal to the aggregate of the payments representing each holder’s pro rata portion of the cash equivalent of the value of the Old Lorus Voting Shares otherwise distributable to New Lorus shareholders who are resident in the United States pursuant to Section 3.01(23).

(2)           Such payment shall be made by cheque payable at par at any branch of New Lorus’ bankers for the time being in Canada (or, with the consent of the holder, by any other means of immediately available funds).

(3)           New Lorus will be entitled to deduct and withhold from any consideration otherwise payable to any holder of New Lorus Shares such amounts as New Lorus is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended.  To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the New Lorus Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5
RIGHTS OF DISSENT

5.01	Rights of Dissent

Old Lorus Shareholders (other than the Lock-Up Holders) may exercise rights of dissent in connection with the Arrangement with respect to their Shares pursuant to and in the manner set forth in the Interim Order, section 190 of the Act and this Section 5.01 (the “Dissent Rights”)

as the same may be modified by the Interim Order or the Final Order. Old Lorus Shareholders who duly exercise such Dissent Rights and who:

(a)
are ultimately entitled to be paid fair value for their Old Lorus Shares shall be deemed to have transferred such Old Lorus Shares to New Lorus on the Effective Date simultaneously with the transactions described in Section 3.01(1) without any further act or formality and free and clear of all liens, claims and encumbrances, with New Lorus being obligated to pay such Old Lorus Shareholders in consideration therefor the fair value of such Old Lorus Shares, which fair value, notwithstanding anything to the contrary in the Act, if permitted by the Court, shall be determined as of the close of business on the day before the special resolution of Securityholders approving this Plan is adopted, and the name of each such Old Lorus Shareholder will be removed from the register of holders of Old Lorus Shares and New Lorus will be recorded as the registered holder of the Old Lorus Shares so transferred and will be deemed to be the legal and beneficial owner of such Old Lorus Shares free and clear of any liens, claims or encumbrances; or

(b)
for any reason are ultimately not entitled to be paid fair value for their Old Lorus Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Old Lorus Shareholder who is not a Lock-Up Holder as at and from the Effective Time, and shall be deemed to have transferred their Old Lorus Shares to New Lorus in exchange for New Lorus Shares under Section 3.01(1), but in no case shall Old Lorus, New Lorus or any other person be required to recognize such Old Lorus Shareholders as holders of Old Lorus Shares after the time set out in Section 3.01(1), and the names of such Old Lorus Shareholders shall be deleted from the register of Old Lorus Shareholders at the time set out in Section 3.01(1).

ARTICLE 6
AMENDMENTS

6.01	Amendments

(1)           Old Lorus, GeneSense, NuChem, New Lorus, Investor and Pinnacle reserve the right to amend, modify and/or supplement this Plan from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is:

(a)	agreed to by all such parties;

(b)	filed with the Court and approved by the Court; and

(c)	communicated to Old Lorus Securityholders in the manner required by the Court (if so required).

(2)           Any amendment, modification or supplement to this Plan which is approved by the Court will be effective only:

(a)	if it is consented to by Old Lorus and Pinnacle; and

(b)	if required by the Court or Applicable Law, it is consented to by the Old Lorus Securityholders.

(3)           Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

ARTICLE 7
GENERAL

7.01	General

(1)           Any director or officer of Old Lorus is hereby authorized to execute and file the Articles of Arrangement and to execute and deliver all other documents and do all such other acts and things necessary or desirable to give effect to this Arrangement.

(2)           The directors of Old Lorus are hereby authorized, if they deem appropriate in their sole discretion, to revoke this Plan of Arrangement and to not proceed with the Arrangement without further approval of the Old Lorus Securityholders.